March 6, 2012

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Epiphany Funds  (the “Registrant”)

Post-Effective Amendment 11

File Nos. 333-21962; 811-138045

Dear Mr. Barrientos:

On behalf of the Registrant, this letter is a response to the comments you provided to Marc Collins on February 22, 2012 with respect to Post-Effective Amendment 11 filed on December 23, 2011 related to Epiphany Funds (the “Trust” or “Registrant”). The filing was made to establish the Epiphany FFV Latin America Fund as a new series of the Trust.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – You requested if the Registrant intends to use a summary prospectus, that the Registrant provide a copy of the legend disclosure prior to the effective date of the Fund.

Response 1 – The following legend has been added to the prospectus:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. The Fund’s prospectus and Statement of Additional Information, both dated March 1, 2012, are incorporated by reference into this Summary Prospectus. You can obtain these documents and other information about the Fund online at www.epiphanyfunds.com. You can also obtain these documents at no cost by calling 1-800-320-2185.

Comment 2 -  You requested that the investment objective be shortened to only include the objective, not strategy information.

Response 2 –  The requested change has been made.

Comment 3 – You requested that the Registrant revise the Fee Table to follow the headings in Form N-1A.

Response 3 – The requested changes have been made.

Comment 4 – Regarding the Fee Table, you requested that Registrant either revise or omit the line items for the Acquired Fund Fees and Expenses and Fee Waiver or verify to the staff that the revised Fee Table is accurate as to these two specific items.

Response 4 – The Adviser has indicated that the fee table is accurate as to the amount of Acquired Fund Fees and Expenses and the amount of the Fee Waiver

Comment 5 – Regarding the Expense Example, you requested that the ordering of the share classes be the same as depicted in the Fee Table and that the Registrant add a line for the Class C shares without redemption.

Response 5 –   The requested change has been made.

Comment 6 – In the first paragraph of the Principal Investment Strategy section, you noted that the criteria for qualifying as a Latin American country is overly broad.  You requested that the Registrant consider previous staff guidance and use a test that looks at whether 50% or more of a company’s income, profits or assets are derived from a particular country or region in determining whether the company qualifies as a Latin American company.

 Response 6 – After consultation with the Fund’s investment adviser, it was determined that the description of a Latin American company will be any company that derives at least 50% of its income, revenue or profits are derived from Latin American countries.

Comment 7 – In the fifth paragraph of the Principal Investment Strategy section, with regard to the reference to exchange traded funds and other investment companies, you requested that the Registrant verify that investment in these securities is a principal investment strategy and that any fees associated with such investment have been included in the Fee Table.

Response 7 – After consultation with the Fund’s investment adviser, it was determined that investment in other investment companies, including ETFs is principal to the Fund’s strategy, and accordingly the disclosures have not been changed.

Comment 8 –  In the Principal Risks section, under the heading “Investment Style Risk,” you requested that the Registrant further describe the investment style that is being referenced and under what conditions that investment style may perform badly.

Response 8 – The requested change has been made.

Comment 9 – In the Principal Risks section, under the heading “Latin America Geographic Risk,” you requested that the Registrant further describe the specific geographic risks associated with investment in Latin America.

Response 9 – The Registrant has included disclosure to indicate that the specific Latin America risks include domestic instability, lack of sufficient infrastructure and internal political disputes resulting in governmental inefficiencies.

Comment 10 – In the section entitled Portfolio Managers, you requested that the Registrant provide information about when the portfolio managers first took on responsibility for management of the Fund.

Response 10  - The requested change has been made.

Comment 11 – In the section entitled Taxes, you requested that Registrant delete all the information in this section other than what is called for specifically in Form N-1A.

Response 11- The requested change has been made.

Comment 12 – In the section entitled Fund Details, you requested that the Registrant indicate whether the Fund’s investment objective is fundamental or not and whether a change requires shareholder approval in accordance with Item 9(a) of Form N-1A.

Response 12 – After discussions with the adviser, it was determined that the investment objective is not fundamental and may be changed without shareholder approval but with 60 days advance notice to shareholders.  The disclosure has been revised accordingly.

Comment 13 – You requested that all of your comments pertaining to the summary prospectus also be reflected in Item 9 to the extent  necessary.

Response 13 – The requested changes have been made.

Comment 14 – In the section entitled Fund Details, you requested that the Registrant delineate those strategies and risks that are principal and those that are not.

Response 14 – After discussions with the adviser, it was determined that all of the information in the Fund Details section relates to the Fund’s principal investment strategies and risks.  The heading of the section has been revised to so reflect.

Comment 15 – You requested that the omitted items in the Statement of Additional Information be included in the filing made pursuant to Rule 485(b) to respond to staff comments.

Response 15 – The previously omitted information in the Statement of Additional Information has been completed and will be included in the filing made pursuant to 485(b) to respond to the staff’s other comments.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Marc Collins at 513-352-6774.

Sincerely,

/s/  Thompson Hine LLP

THOMPSON HINE LLP